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                           WABASH NATIONAL CORPORATION
                           1000 Sagamore Parkway South
                            Lafayette, Indiana 47905


                                   May 1, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:      Wabash National Corporation
                  Registration Statement on Form S-3
                  SEC File No. 333-102350


Dear Sirs:

            This letter is submitted pursuant to Rule 477 under the Securities Act of 1933. Wabash National Corporation hereby requests withdrawal of the above-mentioned registration statement effective immediately. Wabash National Corporation is requesting withdrawal of its registration statement because it does not intend to pursue a public offering at this time. No securities were sold pursuant to the registration statement or in connection with the offering.


                                            Very truly yours,

                                            WABASH NATIONAL CORPORATION

                                            By: /s/ MARK R. HOLDEN
                                               ---------------------------------
                                            Mark R. Holden
                                            Senior Vice President and Chief
                                            Financial Officer (Principal
                                            Financial Officer and Principal
                                            Accounting Officer)